



03055359

NO ACT
PE 1-28-03
811-266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 25, 2003

Act SEA
Section
Rule 14a-8(i)(1) and (3)
March 25, 2003

Donald R. Crawshaw, Esquire
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

Re: Tri-Continental Corporation
File Number 811-0266
Shareholder Proposals of Ms. Betty Rowe Wilson

Dear Mr. Crawshaw:

By letter dated January 28, 2003, you notified the Securities and Exchange Commission of the intent of the Tri-Continental Corporation to exclude from its 2003 proxy soliciting materials a shareholder proposal and supporting statement submitted by Betty Rowe Wilson (the "Proponent") during the week of December 16, 2002. Her proposal states:

> Tri-Continental Corporation is known as a "closed-end" mutual fund. In recent years it has become "open-ended" in the sense that it has been buying its own stock in the open market. I propose an end to this activity. Please vote in favor of this proposal, if you agree the corporation should return to a true "closed-end" status.

You requested our assurance that we would not recommend enforcement action to the Commission if Tri-Continental excludes the proposal in reliance upon subparagraphs (i)(1) and (3) of Rule 14a-8 under the Securities Exchange Act of 1934.

Omission of the Proposal Based on Rule 14a-8(i)(1)

Subparagraph (i)(1) of Rule 14a-8 provides that a company may exclude a shareholder proposal if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." You argue that, because it neither requests nor recommends, but instead directs the board to take action, the proposal is contrary to the laws of the state of Maryland, the state in which Tri-Continental is incorporated.

There appears to be some basis for your view that the proposal may be omitted pursuant to Rule 14a-8(i)(1) as an improper subject for shareholder action under state law. It appears, however, that this defect could be cured if the proposal is recast as a recommendation or a request to the board of directors. See, e.g., Archer-Daniels-Midland Co. (pub. avail. July 10, 1998). Unless the Proponent provides Tri-Continental with a proposal revised in this manner within seven calendar days after receiving this letter, the Division will not recommend enforcement action to the Commission if Tri-Continental omits the proposal from its proxy materials under Rule 14a-8(i)(1).

Omission of the Proposal Based on Rule 14a-8(i)(3)

Subparagraph (i)(3) of Rule 14a-8 provides that a company may exclude a proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy materials. You contend that the proposal is so confusingly worded that it is unclear what is actually being proposed. Among the misstatements you claim that the proposal contains are (1) that the Corporation is a mutual fund, (2) the Corporation has "open-ended," and (3) the implication that share repurchases determines whether a fund is open- or closed-ended. You argue further that the proposal misleads the reader as to its subject and the effect it will have on the Corporation.

There appears to be some basis for your view that certain portions of the proposal may be misleading, yet we are unable to concur that it is unclear what is actually being proposed. The defects in the proposal could be cured if the proposal is recast to remove the term "mutual" from the first sentence, and the language "return to a true 'closed-end' status" found in the last sentence is revised to state "no longer repurchase its own stock." See Staff Legal Bulletin No. 14. Accordingly, unless the Proponent provides Tri-Continental with a proposal revised in this manner within seven calendar days after receiving this letter, the Division will not recommend enforcement action to the Commission if Tri-Continental omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

Omission of the Supporting Statement Based Upon Rule 14a-8(i)(3)

You assert that because the Proponent's supporting statement is replete with false or misleading statements, Tri-Continental may omit the entire supporting statement pursuant to Rule 14a-8(i)(3). This rule permits a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials.

We are unable to concur with your view that Tri-Continental may omit the entire supporting statement under Rule 14a-8(i)(3). Although there may be some basis for your belief that portions of the supporting statement may violate Rule 14a-9, we believe that the Proponent may cure the potential violations by amending her supporting statement. In our view, the Proponent should:

- Revise the fourth sentence to remove the implication that repurchased shares are held as investments.
- Provide the date and source of information for the net asset value and market price figures found in the fifth, sixth and seventh sentences.

Accordingly, unless the Proponent provides Tri-Continental with a supporting statement revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Tri-Continental omits only these portions of the Proponent's supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

Omission of the Second Proposal

The Proponent subsequently submitted a revised proposal to Tri-Continental by letter dated February 7, 2003. The cover letter to the proposal states that the Proponent is withdrawing the first proposal and replacing it with a "new, almost completely revised" second proposal, which states:

> Tri-Continental Corporation defines itself as a diversified, closed-end management investment company incorporated in the State of Maryland. "Barron's Financial Weekly" publication classifies it as a "closed-end mutual fund." In recent years, it has become "open-ended", in the sense that it has been

> buying its own stock, both from Stockholders and in the open market. I propose an end to this activity. Please vote in favor of this proposal, if you agree the corporation should return to a true "closed-end" status.

You write that since the second proposal is substantially identical to the first proposal -- and not, in fact a "new proposal" -- you assume that the Proponent's true intention, notwithstanding her statement of withdrawal, is to revise the first proposal and supporting statement. * You then state that Tri-Continental has elected, in reliance upon Staff Legal Bulletin No. 14, not to address the second proposal. Instead, Tri-Continental reaffirms its request that the staff confirm that it will not recommend any enforcement action if Tri-Continental omits the first proposal and supporting statement from its proxy statement under subparagraphs (i)(1) and (3) of Rule 14a-8.

There appears to be some basis for your view that the second proposal may be treated as a revision under Staff Legal Bulletin No. 14. Moreover, we concur in your view that were the second proposal, in fact, a "new proposal," it would properly be excluded pursuant to Rule 14a-8(e), which provides that a proposal submitted after the applicable deadline may be excluded. Accordingly, we will not recommend enforcement action to the Commission if Tri-Continental excludes the second proposal from its proxy materials.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 942-0638.

Yours very truly,



Linda B. Stirling
Senior Counsel
Office of Disclosure and Review

cc: Betty Rowe Wilson

---

* Indeed, a February 25, 2003, letter from Ms. Wilson to the staff confirmed that the second proposal was made to "correct" her initial proposal in response to the arguments contained in Tri-Continental's January 28, 2003, no-action request. Ms. Wilson also requested that her first proposal be considered if her second proposal is deemed untimely.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 28, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Attention: Chief Counsel, Division of Investment Management

Re: Tri-Continental Corporation - Intention to Omit Shareholder Proposal of Ms. Betty Rowe Wilson

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Tri-Continental Corporation, a diversified, closed-end management investment company incorporated in Maryland (the "Corporation"), of the Corporation's intention to omit from the proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal (the "Proposal") and the statement supporting the Proposal (the "Supporting Statement") received by the Corporation from Ms. Betty Rowe Wilson (the "Proponent") during the week of December 16, 2002. A copy of the Proposal and Supporting Statement is attached as Annex A. Five additional copies of this letter, including the annexed Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j).

The Proposal

The text of the Proposal, in the form submitted by the Proponent, is as follows:

> Tri-Continental Corporation is known as a "closed-end" mutual fund. In recent years it has become "open-ended" in the sense that it has been buying its own stock in the open market. I propose an end to this activity. Please vote in favor of this proposal, if you agree the corporation should return to a true "closed-end" status.

Request

On behalf of the Corporation, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Corporation omits the Proposal and the Supporting Statement from its Proxy Statement for the reasons set forth below. In the event the Staff disagrees with the Corporation's view that the Proposal may be excluded in its entirety, the Corporation is of the view that, for the reasons set forth below, various portions of the Proposal and the Supporting Statement are false and misleading and could be excluded by the Corporation in the event that some form of the Proposal is ultimately included in its Proxy Statement.

Grounds for Excluding the Proposal Pursuant to Rule 14a-8

Rule 14a-8(i)(3) – Vague or Incomprehensible

Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. Rule 14a-8(i)(3) under the Exchange Act permits the omission from a proxy statement of a proposal or supporting statement which violates any of the Commission's proxy rules, including Rule 14a-9. The Staff has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded pursuant to Rule 14a-8(i)(3). See, e.g., Archer-Daniel-Midland Co. (pub. avail. July 10, 1998) (hereinafter, "ADM Letter"); The New Germany Fund, Inc. (pub. avail. May 8, 1998); The Spain Fund, Inc. (pub. avail. May 8, 1998); Ford Motor Co. (pub. avail. February 26, 1980). The Corporation respectfully submits that the Proposal is excludible pursuant to Rule 14a-8(i)(3) since, as discussed below, it contains both a number of material inaccuracies and omissions, and is vague, indefinite and incomprehensible.

The Corporation believes that the Proponent likely intended to propose that the Corporation cease purchasing shares under its share repurchase program. However, the Proposal is so confusingly worded that it is not clear what is actually being proposed. The first sentence inaccurately states that the Corporation is a mutual fund. The second sentence materially misstates the facts by asserting that the Corporation has become "open-ended," which is clearly not the case. This assertion is immediately followed by a confusing mischaracterization of what makes a fund open- or closed-ended. The fourth sentence, which properly belongs in the Supporting Statement as an argument in support of the Proposal, again materially mischaracterizes the status of the Corporation, asserting that it has shifted from closed-ended to open-ended and back again. The Corporation believes that, by confusingly and inappropriately conflating the concept of share repurchases with the status of an investment company as open- or closed-ended, and by its failure to make a comprehensible proposal, the Proposal misleads the reader as to the subject and effect of the Proposal. In addition, the Supporting Statement does nothing to clarify the Proposal's meaning. Reference is made to the discussion below under the heading "False and Misleading Statements in the Supporting Statement." The Corporation respectfully submits that, as a result of the foregoing, the Proposal is so unclear, misleading and confusing that it may properly be excluded in its entirety pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(1) – Inappropriate for Action by Shareholders

Rule 14a-8(i)(1) states that a stockholder proposal may be omitted from a company's proxy statement if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Corporation is incorporated under the laws of the State of Maryland. Section 2-401 of the Maryland General Corporation Law (the "MGCL"), states:

> (a) *Management.* – The business and affairs of a corporation shall be managed under the direction of a board of directors.
>
> (b) *Power of board.* – All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation.

There is no provision in the MGCL or in the Corporation's Charter or Bylaws granting stockholders the power to generally direct the day-to-day investment policies of the Corporation. The Corporation's 2002 Statement of Additional Information does disclose certain fundamental investment policies which may only be modified with shareholder consent. However, none of these policies relates to the repurchase of the Corporation's shares. The Corporation's 2002 Prospectus states that, with the exception of those fundamental policies requiring the consent of shareholders to modify, management has reserved freedom of action with respect to the general investment policies. Thus, in directing the Corporation to take the actions specified in the Proposal (rather than merely requesting or recommending that the Board of Directors consider such actions), the Proposal constitutes an unlawful intrusion into the authority of the Board of Directors contrary to Section 2-401 of the MGCL and may be omitted from the Corporation's Proxy Materials under Rule 14a-8(i)(1). A number of the Staff's recent no-action letters support this position. See, e.g., ADM Letter (proposal demanding certain inaction by the board of directors of the company could be omitted under Rule 14a-8(i)(1) unless recast as a recommendation or request within seven days after receipt by the proponent of the Staff's letter); RJR Nabisco Holding Corp. (pub. avail. February 23, 1998) (proposal requiring mandatory action by the board of directors of the company could be omitted under what is today Rule 14a-8(i)(1) unless recast as a recommendation or request within seven days after receipt by the proponent of the Staff's letter); and Dow Jones & Company, Inc. (pub. avail. November 30, 1995) (proposal demanding certain action by the board of directors of the company could be omitted under what is today Rule 14a-8(i)(1) unless recast as a recommendation or request within seven days after receipt by the proponent of the Staff's letter).

False and Misleading Statements in the Supporting Statement

If the Staff disagrees with the Corporation's position that the Proposal may be omitted in its entirety pursuant to Rule 14a-8(i)(3) or Rule 14a-8(i)(1), the Corporation submits that, for the reasons set forth below, the Supporting Statement is so replete with material misstatements or otherwise vague, indefinite or incomprehensible that it should be excluded in its entirety pursuant to Rule 14a-8(i)(3). If the Staff disagrees that it should be excluded in its entirety, the Corporation submits that the Supporting Statement contains a number of material misstatements described below which warrant exclusion pursuant to Rule 14a-8(i)(3). Reference is also made to the discussion of Rule 14a-8(i)(3) above under the heading "Rule 14a-8(i)(3) – Vague or Incomprehensible."

In the fourth sentence of the Supporting Statement, the Proponent materially misstates the objective and result of a share repurchase program. The Proponent states that "[i]n recent years, a significant 'best place' was to invest our money in our own stock, through repurchases on the open market." This statement inaccurately implies that the Corporation repurchases shares to hold as an investment in its portfolio. Under Maryland law, shares repurchased by a corporation are cancelled and not held in treasury. Accordingly, though the repurchase of shares requires an allocation of the Corporation's capital, shares repurchased are not held as an investment. In addition, the Proponent indicates that the Corporation's repurchase of shares is 'significant.' The Proponent does not indicate what constitutes significant in this context, nor does she provide a citation or illustration that might allow a shareholder to determine whether or not the Corporation's share repurchasing was, in fact, objectively or subjectively 'significant.'

In the fifth sentence of the Supporting Statement, the Proponent offers net asset value and market price figures without reference to the relevant date or citation to the source of the figures. The sixth sentence then offers a second set of net asset value and market price figures, which the Corporation believes to be the closing figures for December 6, 2002, again without reference to the relevant date or citation to the source. Because neither set of figures cites a reference date, the time interval between the two sets of figures is impossible to determine. As a result, shareholders may be given the misleading impression that the interval spans any number of years.

In the seventh and eighth sentences of the Supporting Statement, the Proponent states without citation that the Corporation was "buying all the way, as market price fell from 30 down to 14," and that shareholders "lost on those re-purchases." The Corporation believes that the Proponent is making assertions that are materially false and misleading to shareholders, and that cannot be supported by data. Again, the Proponent seems to be making statements under the misapprehension that the share repurchase program is an investment alternative. In fact, the Corporation only purchases its own stock when it is trading at a discount of over 10% so that each and every repurchase results in a significant anti-dilutive benefit to shareholders.

In sentences nine through sixteen of the Supporting Statement, the Proponent makes several statements of opinion that are presented as statements of fact. Without a clear indication that such statements reflect only the Proponent's opinion, the statements may be misleading to shareholders who interpret them to be statements of fact.

In light of the fact that the Supporting Statement is replete with material misstatements as described above, as well as its overall vague, indefinite or incomprehensible character, the Corporation submits that the Supporting Statement may be excluded in its entirety or, in the alternative, that the portions thereof discussed in the preceding four paragraphs may be excluded from the Proxy Statement, in each case pursuant to Rule 14a-8(i)(3).

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponents, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Corporation does not expect to file its definitive Proxy Materials with the Commission until on or about April 21, 2003. The Corporation anticipates that the printing of its definitive Proxy Materials will begin shortly thereafter.

On behalf of the Corporation, we hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Corporation's Proxy Materials for the reasons set forth above. If the Staff disagrees with the Corporation's conclusions regarding the omission of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-4016 or Sven O. Milelli of this office at (212) 558-4607.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw/AK

Donald R. Crawshaw

(Enclosures)

cc: Betty Rowe Wilson

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

ANNEX A

I am Betty Rowe Wilson, the owner of more than 23,000 shares of Tri-Continental Corporation common stock. I will not sell any of these shares prior to the time of the next annual meeting of the corporation. I plan to present the following proposal for stockholder consideration at the next annual meeting of the corporation.

PROPOSAL

Tri-Continental Corporation is known as a "closed-end" mutual fund. In recent years it has become "open-ended" in the sense that it has been buying its own stock in the open market. I propose an end to this activity. Please vote in favor of this proposal, if you agree the corporation should return to a true "closed-end" status.

REASONING

Please accept some rough figures as I try to make my point. Tri-Continental Corporation manages our stockholder capital, investing our money to the best advantage. From time to time, decisions are made as to the best places to invest. In recent years, a significant "best place" was to invest our money in our own stock, through re-purchases on the open market. In a recent year, our stock had a net asset value around 34, and a market price near 30. At Friday's market close, the net asset value was 16.13, and the market price was 13.87. Tri-Continental was buying all the way, as the market price fell from 30 down to under 14. We lost on those re-purchases, while also, losing just over 50% of our total capital during the same years. Wasn't there a better place to put our money? Surely Tri-Continental must have been advised the stock market was going to fall. Although I admit to hindsight, wouldn't it have been better to put the money into stocks that would rise in value in a bear market – or even into short-term treasury bonds or similar instruments? Our own fund, which holds investments representative of the general market, was bound to go down in sympathy with the general market. We must put an end to this miss-directed investment of our funds. It's simply wrong to try to control the market "discount" by re-purchasing our stock. We have obviously failed in the attempt. If Tri-Continental Corporation makes the right investments and grows our net asset value in good times or bad, the discount will take care of itself!

Betty Rowe Wilson

097 6621290006 – IRA
097 5956450003 – Ind. Acct.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 20, 2003

Ms. Linda B. Stirling,
Senior Counsel, Division of Investment Management,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Re: Tri-Continental Corporation - Intention to Omit
Second Shareholder Proposal of Ms. Betty Rowe Wilson

Dear Ms. Stirling:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Tri-Continental Corporation, a diversified, closed-end management investment company incorporated in Maryland (the "Corporation"), of the Corporation's intention to omit from the proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal (the "Second Proposal") and the statement supporting the Second Proposal (the "Second Supporting Statement") received by the Corporation on February 13, 2003 from Ms. Betty Rowe Wilson (the "Proponent") under cover of a letter dated February 7, 2003 (the "Cover Letter"). Copies of the Cover Letter and the Second Proposal and the Second Supporting Statement are attached as Annexes A and B, respectively. Five additional copies of this letter, including Annexes A and B, are enclosed herewith in accordance with Rule 14a-8(j).

We note that it appears that the Second Proposal has been submitted by the Proponent in response to our letter to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated January 28, 2003 (the "First Request"), seeking confirmation that the Staff would not recommend enforcement action if the Corporation excludes from the Proxy Statement the proposal received by the Corporation from the Proponent during the week of December 16, 2002 (the "First Proposal"). The Proponent states in the Cover Letter that she is withdrawing the First Proposal and replacing it with the Second Proposal.

The Corporation notes that, except for its new lead-in sentence, the Second Proposal is virtually identical to the First Proposal, while the Second Supporting Statement differs substantially from the supporting statement to the First Proposal (the "First Supporting Statement"). The text of the Second Proposal, in the form submitted by the Proponent, is as follows:

> Tri-Continental Corporation defines itself as a diversified, closed-end management investment company incorporated in the State of Maryland. "Barron's Financial Weekly" publication classifies it as a "closed-end mutual fund". In recent years, it has become "open-ended", in the sense that it has been buying its own stock, both from Stockholders and in the open market. I propose an end to this activity. Please vote in favor of this proposal, if you agree the corporation should return to a true "closed-end" status.

The text of the First Proposal, in the form submitted by the Proponent, is as follows:

> Tri-Continental Corporation is known as a "closed-end" mutual fund. In recent years it has become "open-ended" in the sense that it has been buying its own stock in the open market. I propose an end to this activity. Please vote in favor of this proposal, if you agree the corporation should return to a true "closed-end" status.

The Corporation respectfully submits that, if the Proponent's request is taken literally, it would have the effect of permitting the Corporation to exclude both the First Proposal, which the Proponent has explicitly withdrawn, as well as the Second Proposal, which has been submitted well after the Corporation's deadline for shareholder proposals and is therefore excludable pursuant to Rule 14a-8(e) as discussed further below. In light of the fact that the Second Proposal is substantially identical to the First Proposal, the Corporation has instead assumed that the Proponent's true intention, notwithstanding the third sentence of the Cover Letter, is to revise the First Proposal and the First Supporting Statement.

The Corporation notes in this regard that Staff Legal Bulletin No. 14 specifies that where a shareholder makes revisions to his or her proposal after the company has submitted its no-action request, the company may, but is not required to, address the shareholder's revisions and the Staff will base its response on the proposal contained in the company's original no-action request unless the company acknowledges and accepts the shareholder's changes in which case the Staff will base its response on the revised proposal.

Please be advised that the Corporation has elected not to address the revisions proposed by the Proponent and hereby reaffirms its request that the Staff confirm that it will not recommend any enforcement action if the Corporation omits the First Proposal and First Supporting Statement from the Proxy Statement for the reasons set forth in the First Request.

In the event that the Staff disagrees with the Corporation's view that the Second Proposal constitutes a revision to the First Proposal, and instead regards the Second Proposal as a new proposal, the Corporation will regard the First Proposal as having been withdrawn by the Proponent in accordance with the Cover Letter, and respectfully submits that the Second Proposal may properly be excluded pursuant to Rule 14a-8(e), which provides that a proposal submitted after the applicable deadline – which, in the case of the Corporation, was December 20, 2002 – may be excluded.*

On behalf of the Corporation, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Corporation omits the Second Proposal and the Second Supporting Statement from its Proxy Statement pursuant to Rule 14a-8(e).

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponent, by copy of this letter including Annexes A and B, of its intention to omit the Second Proposal and the Second Supporting Statement from its Proxy Statement.

The Corporation does not expect to file its definitive Proxy Statement with the Commission until on or about April 21, 2003. The Corporation anticipates that the printing of its definitive Proxy Statement will begin shortly thereafter.

On behalf of the Corporation, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Second Proposal and Second Supporting Statement are excluded from the Corporation's Proxy Statement for the reasons set forth above. If you disagree with the Corporation's conclusions regarding the omission of the Second Proposal and the Second Supporting Statement, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional

---

* The Corporation also notes that, even if it were timely, the Second Proposal would fail to satisfy Rule 14a-8(f), which provides that a proposal, including any accompanying supporting statement, may not exceed 500 words (the Second Proposal and the Second Supporting Statement together exceed 550 words).

information, please telephone Sven O. Milelli of this office at (212) 558-4607 or the undersigned at (212) 558-4016.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw/AK

Donald R. Crawshaw

(Enclosures)

cc: Betty Rowe Wilson

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

ANNEX A

Betty Rowe Wilson
2513 Maconda Lane
Houston, Texas 77027

February 7, 2003

Stockholder Service Agent
Seligman Data Corporation
(Tri-Continental Corporation)
100 Park Avenue
New York, NY 10017

Dear Agent:

I have enclosed a copy of a new "Stockholder Proposal". I wish to present this to the other Tri-Continental stockholders at the next annual meeting. By submitting a new proposal, I agree to withdraw my previous proposal, dated December 7, 2002.

Please let me know you have received this new, almost completely revised proposal, and tell me whether it is properly phrased and meets the SEC requirements. A telephone call will suffice. (713-622-4278). I mailed a copy to the Securities & Exchange Commission.

I trust this will be presented for a vote, and hope the other stockholders will view it favorably.

Sincerely,

Betty Rowe Wilson

Betty Rowe Wilson
2513 Maconda Lane
Houston, Texas 77027

I am Betty Rowe Wilson, the owner of more than 23,000 shares of Tri-Continental Corporation common stock. I will not sell any of these shares prior to the time of the next annual meeting of the corporation. I plan to present the following proposal for stockholder consideration at the next annual meeting of the corporation.

PROPOSAL

Tri-Continental Corporation defines itself as a diversified, closed-end management investment company incorporated in the State of Maryland. "Barron's Financial Weekly" publication classifies it as a "closed-end mutual fund". In recent years, it has become "open-ended", in the sense that it has been buying its own stock, both from Stockholders and in the open market. I propose an end to this activity. Please vote in favor of this proposal, if you agree the corporation should return to a true "closed-end" status.

REASONING

Please let me present some data. These appear in the "Mid-Year Report 2002" mailed to all stockholders by Tri-Continental Corporation. Under the heading, "Notes to Financial Statements (unaudited)", sub-section "2, Capital Stock Transactions", on page 17, one can read: "The Corporation, in connection with its Automatic Dividend Investment and Cash Purchase Plan and other Stockholder plans, acquires and issues shares of its own Common Stock, as needed to satisfy Plan requirements. For the six months ended June 30, 2002, 970,366 shares were purchased from Plan participants at a cost of $18,001,720, which represents a weighted average discount of 11.38% from the net asset value of those acquired shares." A simple calculation shows the Corporation paid a rounded average price of $18.51 per share. In the next paragraph, one can read: "For the six months ended June 30, 2002, 970,366 shares were purchased in the open market at an aggregate cost of $60,499,417, which represents a weighted average discount of 10.83% from the net asset value of those acquired shares". A simple calculation shows the Corporation paid a rounded average price of $18.55 per share.

I propose that Tri-Continental Corporation return to the true "closed-end" status indicated in "Barron's", and in Tri-Continental's own publications. Let's stop misleading investors! "Closed-end" means the Corporation will not engage in the buying or selling of its own Common Stock in the open market. I propose it continue the payment of dividends and capital gains, where possible, but Stockholders will have the option of taking these in "cash" or in newly issued shares of the Common Stock of the Corporation. Each share of the newly issued Common Stock, would be valued at the open market price as of a certain date, as is the Corporation's current practice. All stockholders would be treated equally, because they would have the right to choose between "cash" and additional Common Shares.

There are advantages to the "closed-end" corporate structure. one significant advantage, is that our Tri-Continental Corporation management would be able to concentrate on investing our capital in profitable avenues, rather than on buying and selling our own Common Stock. I think most holders of Tri-Continental Corporation's Common Stock are concerned about the "discount from net asset value". If The Corporation makes the right investments and grows out net asset value in good times or bad, the discount will take care of itself!

I am writing this shareholder proposal on February 6, 2003. The closing price of Tri-Continental Corporation Common Stock, as of this date, is $12.70 per share. Compare this price of $12.70 per share, with the prices of $18.51 and $18.55 per share paid out, as calculated above. Ask yourself whether Tri-Continental's Common Stock purchases were sound investments of our capital. There MUST have been better places to put the money! If you think we lost money on what the Corporation paid, as compared to the current value of our Common Stock, I believe you will vote "for" my Stockholder Proposal".



Betty Rowe Wilson

rec'd 3-11-03

February 25, 2003

Ms. Linda B. Stirling
Senior Counsel, Division of Investment Management
450 Fifth Street, N.W.
Washington, D. C. 20459

Dear Ms. Stirling:

I received copies of the two letters sent to you by Mr. Donald R. Cranshaw, of the law firm, Sullivan & Cromwell, L.P. Mr. Cranshaw seems to be Tri-Continental Corporation's point man in its efforts to block my stockholder proposal.

As you know, I have substituted a "corrected" or "changed" stockholder proposal in an attempt to meet some of the objections raised in Mr. Cranshaw's letter addressed to you, dated January 28, 2003. The financial literature characterizes Tri-Continental Corporation as a "closed-end mutual fund". The Corporation has made no effort to correct this mischaracterization. However, to satisfy this part of Mr. Cranshaw's objections, I have included both "closed-end" terms in my proposal.

Please consider the past history of Tri-Continental Corporation's stockholder proposals. Just a few years ago, a holder of the common stock proposed the Corporation change from "closed-end" to "open-end" The corporation fought this proposal with great vigor, giving many good reasons why it wished to remain "closed-end". I voted with the corporation, and "against" the stockholder's proposal. I am sure Mr. Cranshaw will ask me to substantiate this assertion. I have no records, but I'm sure the corporation can supply you with the necessary information. As a matter of fact, The Securities and Exchange Commission should have the information on file.

I have tried to answer Mr. Cranshaw's other objections by altering (or completely re-writing), my proposal's supporting statement. I certainly did not intend to make false, vague, or misleading statements. As re-written, I have tried to give referenced "facts" taken directly from a Tri-Continental Corporation report to its stockholders. I am sure Mr. Cranshaw will continue to quarrel with my verbiage. He makes me think of President Clinton and his claim it all depended on how you interpreted the word "the". Ordinary composition has little standing in the legal community. I thought the Securities and Exchange Commission was trying to get back to ordinary, every-day language.

Mr. Cranshaw seems to have difficulty distinguishing between "closed-end" and "open-end". He quarrels with my definition, but gives none of his own. I see a distinct difference between the two terms. To my way of thinking, an "open-end" mutual fund stands ready either to sell, or to redeem its shares. The number of outstanding shares goes up or down, as money flows into, or out of the fund. I've seen times when an "open-end" fund became "closed" to a degree, because it would no longer sell shares, but would continue to redeem them. Over time, this reduced the number of outstanding shares. A true "closed-end" fund doesn't buy or sell from or to nvestors. Instead, investors trade the stock of the fund between each other, buying and selling in the open market. The number of outstanding shares remains unchanged, unless options (or comparable instruments) are exercised, or stockholders are allowed to take their distributions in stock instead of cash. If this interpretation is incorrect, I will be very surprised.

Considering the fact that Tri-Continental Corporation says it is "closed-end", is it engaging in fraudulent advertising and a deceptive trade practice when it buys and sells its own stock in the open market? I see no reason to ask the Securities and Exchange Commission to consider this question. I've also thought of legal action through a class-action lawsuit, but see no personal advantage. It would make a few lawyers very "rich", but all other parties to the action would be that much "poorer".

Mr. Cranshaw raises the question of a "closing date" for stockholder proposals. If I don't have time left to enter a "corrected" proposal, please let me continue with my original proposal. I believe the other stockholders will understand my position.

Incidentally, this is only my second attempt at a stockholder proposal. Years ago, I wrote one for General Motors. It was rejected by the Securities and Exchange Commission, but I feel General Motors recognized its validity. Three months after the annual meeting, The Board ousted the management and General Motors moved in a new direction. I "lost", but "won" in the end.

Sincerely,



Betty Rowe Wilson

CC: Stockholder Service Agent
Seligman Data Corporation
(Tri-Continental Corporation)